August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (214) 792-4233

Mr. Gary C. Kelly
Chief Executive Officer
Southwest Airlines Co.
2702 Love Field Drive
Dallas, TX 75235

> **Re:** **Southwest Airlines Co.**
> **Schedule 14A**
> **Filed April 5, 2007**
> **File No. 001-07259**

Dear Mr. Kelly:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 4

1. Please expand your disclosure to discuss in greater detail the compensation committee and board of directors' responsibilities with respect to setting CEO and senior executive compensation. Refer to Item 407(e)(3)(i) of Regulation S-K.

2. We note that the company retains compensation consultants to assist the compensation committee. Please revise your discussion of the functions performed by your compensation consultants to address the nature and scope of each consultant's assignment, including its role in determining and recommending compensation, and any other material elements of the consultant's functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Nominating and Corporate Governance Committee, page 5

3. Please explain the company's policy with respect to the appropriate mix of cash and equity in director compensation. The third-to-last sentence in this section, which refers to the impact of the company's "unique culture" on equity-related compensation decisions, is unclear.

Certain Relationship and Related Transaction, and Director Independence, page 6

4. Please expand the discussion of your related party transaction policies. Your disclosure should address, among other things, the types of transaction covered and the standards to be applied. Refer to Item 404(b)(i) and (ii) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year-End, page 13

5. The final paragraph on page 15 states that the company "typically" makes option grants to its officers upon appointment and in the form of annual merit grants. These granting practices are not discussed in the Compensation Discussion and Analysis. Please revise the Compensation Discussion and Analysis to discuss these, and any other, granting practices.

Nonqualified Deferred Compensation in Last Fiscal Year, page 16

6. Please include, pursuant to the Instruction to paragraph (i)(2) of Item 402 of Regulation S-K, a footnote quantifying the extent to which amounts reported in "Aggregate Balance at December 31, 2006" previously were reported as compensation to the named executive officer in the registrant's Summary Compensation Table for prior years.

Employment and Other Contracts; Potential Payments Upon Termination or Change-in-Control, page 17

7. Please consider providing a table to show amounts payable upon termination or change of control.

8. In your Compensation Discussion and Analysis, please discuss the basis for structuring the change of control triggers differently under the employment contracts with Mr. Kelleher, Mr. Kelly and Ms. Barrett than under the Executive Service Recognition Plan and the Change of Control Severance Plan. Specifically, we note that if Mr. Kelleher, Mr. Kelly or Ms. Barrett elects, in his or her discretion, to terminate employment within 60 days following a change of control, such executive will be entitled to a lump sum severance payment. Conversely, under the Executive Service Recognition Plan and Change of Control Severance Plan, the company must terminate the employee (or the employee must resign for good reason) in order for lump sum payments to become payable. Please discuss the rationale for this divergent treatment. Refer to Item 402(b)(2)(xi) and (j)(3) of Regulation S-K.

9. In addition, please explain why the contracts were structured to provide that each executive receives an identical lump sum of $750,000 (in addition to unpaid base salary for the remaining term of the employment contract) despite earning different salaries.

Change of Control Severance Pay Plan, page 19

10. Please consider revising your disclosure to clarify, if true, that Mr. Kelleher, Mr. Kelly and Ms. Barrett are not participants in the Severance Pay Plan because their respective employment agreements contain separate severance provisions.

11. Please consider disclosing in tabular format the amounts payable to each named executive officer upon the occurrence of each triggering event.

12. Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined for purposes of termination and severance packages. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also please discuss in the compensation discussion and analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Directors' Compensation, page 20

13. We note the disclosure in the final sentence on page 21. Please consider providing similar disclosure in footnote (3) to clarify, if true, that Mr. King and Ms. Morris, as directors who had each served 10 years, each received $75,000 upon retirement.

14. Please disclose all assumptions made in the valuation of awards in the option awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

15. For each director, please disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Compensation Discussion and Analysis, page 22

16. Please restructure the proxy statement so that this section precedes the Summary Compensation Table.

17. We note that the introductory paragraph to this section contains a general discussion of the objectives of the company's compensation programs. Please revise this paragraph to provide specific disclosure that will be more helpful to investors. The revised disclosure should provide a more detailed summary of the objectives of your executive compensation program and what it seeks to reward. Refer to Item 402(b)(1)(i) and (ii) of Regulation S-K.

18. We note that your base salary, bonus compensation and total compensation are determined with reference to "comparably sized companies and other airlines." Please identify the benchmark companies and explain why they were selected. Refer to Item 402(b)(2)(xiv) of Regulation S-K. If you have benchmarked different elements of your compensation against different benchmarking groups, please specify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

19. Please expand your analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, you should provide an analysis of

how you arrived at and why you paid each particular level and form of compensation for 2006. For example, please disclose how your specific annual and long-term awards were determined. In this regard, although your disclosure provides some general information relating to this form of compensation, please provide detailed analysis and insight into how the committee makes actual payout determinations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

20. Your disclosure suggests that different elements of compensation (such as base salary and incentive compensation) are significantly impacted by individual performance. You should provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Base Salary, page 22

21. We note the first sentence of this section. Please explain if, and why, the company might make exceptions to its general rule of paying its executives base salaries that are below market.

Annual Incentive Bonus, page 22

22. According to your disclosure, the annual incentive bonus is largely contingent upon the Company's annual profitability. Please explain how profitability is measured for the purposes of annual incentive bonus eligibility. For instance, please discuss whether you measure earnings with reference to EBITDA or some other adjusted earning criteria.

Longterm Incentives, page 23

23. Although the company's current stock option plans appear to have expired, if an equity plan is expected to be in place at the time of next year's annual meeting, please disclose in next year's proxy statement the company's policy with respect to the selection of grant date and the granting of equity when the board or

committee is in possession of material non-public information. Refer to Section II.A of Commission Release 33-8732A.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor